Monthly Report - August, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,185,643     (19,673,797)
Change in unrealized gain (loss) on open          (2,774,423)        (851,524)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          119,442
      obligations
   Change in unrealized gain (loss) from U.S.        (66,657)         (26,498)
      Treasury obligations
Interest Income 			               66,685        1,217,114
Foreign exchange gain (loss) on margin deposits        20,285        (207,403)
				                 ------------    -------------
Total: Income 				          (1,568,467)     (19,422,666)

Expenses:
   Brokerage commissions 		              409,028        3,718,532
   Management fee 			               46,338          419,526
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                1,902           15,521
   Administrative expense 	       	               79,938          662,290
					         ------------    -------------
Total: Expenses 		                      537,206        4,815,869
Net Income(Loss)			   $      (2,105,673)     (24,238,535)
for August, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (104,618.312    $     2,685,394    119,726,175    122,411,569
units) at July 31, 2020
Addition of 		 	              0        147,288        147,288
100.158 units on August 1, 2020
Redemption of 		 	              0    (2,471,837)    (2,471,837)
(2,147.201) units on  August 31, 2020*
Net Income (Loss)               $      (37,097)    (2,068,576)    (2,105,673)
for August, 2020
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2020
(102,606.671 units inclusive
of 35.402 additional units) 	      2,648,297    115,333,050    117,981,347
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2020 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (1.86)% 	  (16.12)%  $  1,020.37	   79,165.755 $    80,778,610
Series 3    (1.53)% 	  (13.71)%  $  1,515.66	   15,935.166 $    24,152,373
Series 4    (1.38)% 	  (12.70)%  $  1,969.76	    4,240.158 $     8,352,078
Series 5    (1.59)% 	  (14.14)%  $  1,438.72	    3,265.592 $     4,698,286

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					September 15, 2020
Dear Investor:

Losses came primarily from long interest rate futures positions, although trading of energy, soft and agricultural commodity futures were also unprofitable. On the other hand, trading of stock index futures, metal futures and currency forwards each registered partially offsetting gains.

Concern about the ability of governments to fund burgeoning fiscal deficits and debt, and about the potential for future increases in inflation, underscored by the announcement of the Federal Reserve's new long run policy framework, pushed up global interest rates and led to a steeper yield curve in the U.S. Consequently, losses were sustained on long positions in most German, U.S., Japanese, French, Italian, and British interest rate futures. There were small gains on short Canadian bond and U.S. 2-year interest rate futures.

With global fiscal and monetary policy stances remaining extremely accommodative and with economic opening occurring despite some periodic interruptions, long positions in U.S., Canadian and most European equity futures were profitable. A short vix futures position, short Spanish and Italian stock futures positions and trading of the emerging markets index future added to the gains. On the other hand, short Japanese and Singaporean equity futures positions and trading of Taiwanese and Hong Kong equity futures registered partially offsetting losses.

The U.S. dollar fell further in August, taking its decline since late March to nearly 12%. Market participants have seen the pillars of dollar strength eroded in recent months. The interest rate differential that had favored the dollar collapsed as the Federal Reserve cut policy rates to near zero. The numerous other Fed programs, especially expanded swap lines, reduced significantly an emerging dollar shortage. The probable passage of a joint European fiscal program led to euro strength versus the dollar. Rising uncertainty concerning the upcoming U.S. presidential election has also dampened enthusiasm for the greenback. Hence short dollar trades versus the euro, Indian rupee, Israeli shekel, New Zealand dollar, South African rand and Singapore dollar were profitable. On the other hand, long dollar positions against the Canadian dollar, Brazilian real, Norwegian kroner and Russian ruble posted largely offsetting losses. A long euro/short Norway trade was also slightly negative.

A weakening dollar, low interest rates and safe haven demand produced profits from a long gold position, especially during the second half of August.

Natural gas prices, after plumbing 10-year lows in the wake of the pandemic and a stubborn supply overhang, were boosted in August by strong cooling demand due to an extraordinarily hot summer in the U.S.; rising industrial demand as economies gradually emerged from lockdown; and from short covering as Hurricane Laura produced a surprise hit on critical natural gas export infrastructure. Consequently, a short natural gas position posted a sizable loss. Crude oil and product prices edged higher within the narrow range that has characterized trading since early June, and a long RBOB gasoline trade was marginally profitable as hurricane Laura briefly threatened the supply chain.

The possibility that severely hot weather in the U.S. Midwest could reduce crop yields, Chinese buying of soybeans, and a declining dollar pushed up grain prices, and short corn, wheat, soybean and soybean oil positions posted small losses.

Following their pandemic induced declines, prices of soft commodity futures have been boosted by supply constraints, hope that the economic reopening will support consumer demand, and a weaker dollar. Therefore, short positions in coffee, cocoa and cotton were each marginally unprofitable during August.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman